UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Starbox Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

At an extraordinary general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) held on April 2, 2025, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted the following resolutions:

1.	As an ordinary resolution (“Resolution No.1”) of shareholders that, with effect from 8:30 a.m. (Eastern Time) on April 2, 2025, the Company’s authorized share capital will be increased from::

(a)	US$9,990,000 divided into 55,500,000 shares, comprising of 54,387,500 Class A ordinary shares of par value US$0.18 each, 800,000 Class B ordinary shares of a par value of US$0.18 each, and 312,500 preferred shares of a par value of US$0.18 each; to

(b)	US$1,000,000,008 divided into 5,555,555,600 shares, comprising of 5,444,444,488 Class A ordinary shares of par value US$0.18 each, 83,333,334 Class B ordinary shares of a par value of US$0.18 each, and 27,777,778 preferred shares of a par value of US$0.18 each, by the creation of 5,390,056,988 new Class A ordinary shares of par value US$0.18 each, 82,533,334 new Class B ordinary shares of par value US$0.18 each, and 27,465,278 new preferred shares of a par value of US$0.18 each (the “Share Capital Increase”).

A total of 10,215,337 votes, representing 65.86% of the votes exercisable as of March 12, 2025, the record date, were present in person or by proxy at the extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution No. 1	9,976,647	238,379	311

2.	As an ordinary resolution (“Resolution No.2”) of shareholders that, subject to and with effect immediately following the Share Capital Increase:

(a)	each of the 5,444,444,488 authorized Class A ordinary shares in the Company of US$0.18 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class A ordinary shares will be consolidated from (x) 5,444,444,488 Class A ordinary shares of US$0.18 par value each to (y) 388,888,892 Class A ordinary shares of US$2.52 par value each;

(b)	each of the 83,333,334 authorized Class B ordinary shares in the Company of US$0.18 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class B ordinary shares will be consolidated from (x) 83,333,334 Class B ordinary shares of US$0.18 par value each to (y) 5,952,381 Class B ordinary shares of US$2.52 par value each; and

(c)	each of the 27,777,778 authorized and unissued preferred shares in the Company of US$0.18 par value each be consolidated on a 14:1 basis, such that the Company’s unissued preferred shares will be consolidated from (x) 27,777,778 preferred shares of US$0.18 par value each to (y) 1,984,127 preferred shares of US$2.52 par value each.

A total of 10,215,337 votes, representing 65.86% of the votes exercisable as of March 12, 2025, the record date, were present in person or by proxy at the extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution No. 2	9,989,874	225,153	310

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date:	April 2, 2025	By:	/s/ Lee Choon Wooi
		Name:	Lee Choon Wooi
		Title:	Chief Executive Officer

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